

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2012

Via Email
Robert A. Mariano
Chief Executive Officer & President
Roundy's Parent Company, Inc.
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

> **Re: Roundy's Parent Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 9, 2012**
> **File No. 333-178311**

Dear Mr. Mariano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 11

We have significant debt service obligations…, page 17

1. Please update this risk factor on page 17 to disclose your debt service obligations for fiscal 2011. If you are unable at this time to provide information for fiscal 2011, please disclose the most recent interim amount available in addition to the fiscal 2010 amount.

Contractual Obligations, page 63

2. We read your response to comment 25 and reissue our comment. In this regard, since your debt refinancing is on a best efforts basis, please balance your presentation to also show your contractual obligations on an adjusted basis after giving effect to the offering assuming you have not consummated a debt refinancing transaction.

Critical Accounting Policies and Estimates, page 64

Reserve for Self-Insurance, page 66

3. We note your response to comment 26. Please explain to us and disclose why your accrual was $85.7 million in fiscal 2009. Further, provide a table that shows the change in the reserves for self-insurance for the interim period ended October 1, 2011.

Principal and Selling Stockholders, page 107

4. Please disclose in the footnotes to the tables the identity of the natural persons or the publicly registered company who exercise voting and/or investment control over the securities held by the entities reflected under "Other Selling Stockholders" and "Over-Allotment Option." For guidance, refer to Sections140.02 and 240.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website. Please also briefly describe when and how the other selling stockholders acquired their shares.

Exhibits

5. Please file your outstanding exhibits with your next amendment so that we may have sufficient time to review them prior to you seeking acceleration of effectiveness.

Exhibit 5.1 Opinion of Kirkland and Ellis LLP

6. Please revise counsel's opinion on page 2 to reflect that the Secondary Shares "are" duly authorized, etc.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Robert A. Mariano
Roundy's Parent Company, Inc.
January 23, 2012
Page 3

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or in his absence Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: Edward Kitz, Group Vice President-Legal, Risk and Treasury
        Roundy's Parent Company, Inc.
        Via Email

        Dennis M. Myers
        Kirkland & Ellis LLP
        Via Email